UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            EMPIRE OF CAROLINA, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    292007101
                                 (CUSIP Number)

                            EDWIN C. LAURENSON, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 17, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







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CUSIP No.   292007101

1     NAME OF REPORTING PERSON

      MARK S. ROSE

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [ ]

      (b)   [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES

                                     7     SOLE VOTING POWER
              NUMBER OF                      475,000

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     -0-

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         475,000

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                         -0-
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      450,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.84%

14    TYPE OF REPORTING PERSON
      IN







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                              SCHEDULE 13D



ITEM 1.     SECURITY AND ISSUER.

            This statement relates to 475,000 shares of common stock, par value $.10 per share ("Common Stock"), of Empire of Carolina, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 5150 Linton Boulevard, Delray Beach, Florida 33484. 450,000 shares of Common Stock that are the subject of this statement are issuable upon conversion into Common Stock of shares of the Company's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), initially at a conversion rate of one share of Common Stock for each $1.25 Stated Amount of Series A Preferred Stock, and warrants (the "Warrants") to purchase shares of Common Stock at a price of $1.325 per share, subject to adjustment in certain instances.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed on behalf of Mr. Mark S. Rose.

            Mr. Mark S. Rose's address is 35 Boylan Lane, Blue Point, NY 11715. Mr. Mark S. Rose's present principal occupation is President of Clare Rose of Nassau, Inc., 255 Pinelane Road, Melville, NY 11747. Mr. Mark S. Rose is a citizen of the United States.

            The response to Items 2(d) and (e) of Schedule 13D is negative with respect to Mr. Mark S. Rose.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total purchase price for 25,000 shares of Common Stock, which were purchased by Mr. Mark S. Rose in unsolicited trade transactions on the American Stock Exchange, was $56,187.50 (excluding broker's commissions). The total purchase price for the Series A Preferred Stock and Warrants owned by Mr. Mark S. Rose was $500,000. Such amounts were provided by Mr. Mark S. Rose from his personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of Mr. Mark S. Rose's purchase of the Common Stock, the Series A Preferred Stock and the Warrants held by him was to make a profitable investment.







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                                                                               4



            25,000 shares of Common Stock were purchased by Mr. Mark S. Rose in unsolicited trade transactions on the American Stock Exchange between May 13 and May 22, 1997.

            The text of Item 5 of the Company's filing on Form 8-K, filed on June 30, 1997, is hereby incorporated herein by reference (and attached hereto) to describe the components of the transaction pursuant to which the Series A Preferred Stock and Warrants were issued by the Company. In addition to the matters described therein, pursuant to the Securities Purchase Agreement described therein the Company has committed to cause its certificate of incorporation to be amended to provide that the Company's Board of Directors shall consist of no more than eight persons, as specified from time to time by the Company's Board of Directors. Pursuant to the Subscription Agreement that governed the purchase of Series A Preferred Stock and Warrants by investors, including Mr. Mark S. Rose, in the private placement thereof (the "Private Placement"), the purchasers of Series A Preferred Stock are obligated to vote, and have granted a proxy over their shares to James J. Pinto and Charles S. Holmes to vote (the "Proxy"), their Shares of Series A Preferred Stock in favor of such proposal.

            The Company does not currently have available sufficient shares of Common Stock to issue such shares to all persons who are entitled thereto upon the conversion of currently outstanding preferred stock and exercise of the Warrants. Accordingly, the Company has agreed to propose, at its next annual meeting of stockholders, an increase in the number of shares of Common Stock authorized for issuance to 60,000,000 shares. Pursuant to the Proxy, purchasers of Series A Preferred Stock in the Private Placement, including Mr. Mark S. Rose, are required to vote such shares in favor of such increase in authorized Common Stock.

            Other than as set forth above or in the materials incorporated herein by reference, Mr. Mark S. Rose has no plans with respect to any matter specified in Item 4 of Schedule 13D or any similar action to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Mr. Mark S. Rose owns 25,000 shares of Common Stock that were purchased in unsolicited trade transactions that were effected through a brokerage account with Charles Schwab & Co., Inc., on the American Stock Exchange, between May 13 and May 22, 1997, for a total purchase price (excluding brokers' commissions) of $56,187.50. Mr. Mark S. Rose also has the right to acquire 400,000 shares of Common Stock at any time upon conversion of all or any portion of the 50,000 shares of Series A Preferred Stock held by him. In addition, Mr. Mark S. Rose has the right, as owner of Warrants, to acquire all or any portion of 50,000 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 7,653,564 shares of Common Stock are currently outstanding, and except with






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                                                                               5



respect to matters governed by the Proxy, Mr. Mark S. Rose has sole voting and dispositive power over the equivalent of 475,000 shares of Common Stock (or 5.84% of the Common Stock). There are currently 1,600,000 shares of Series A Preferred Stock outstanding, with respect to which Mr. Mark S. Rose has voting and dispositive power over 50,000 shares (or 3.125% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 12,800,000 shares of Common Stock, with the result that Mr. Mark S. Rose has voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 2.3% of the combined classes.

            (b) Mr. Mark S. Rose has sole power to vote and dispose of the Common Stock, the Series A Preferred Stock and Warrants held by him.

            (c)   See Items 3, 4 and 5(a) above.

            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Items 3 and 4 above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1.    The Company's response to Item 5 of Form 8-K, filed June 30,
1997.

            2. Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            3. Warrant Agreement dated as of June 17, 1997 between the Company and the holders from time to time of the Warrants, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            4. Form of Supplement to Subscription Agreement, setting forth the Proxy, incorporated by reference to Mr. Charles S. Holme's filing on Schedule 13D with respect to securities of the Company, dated July 2, 1997.







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                                                                               6



                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 1997

                                               /s/ Mark S. Rose
                                            ------------------------
                                                   Mark S. Rose







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                                                                               7



                              EXHIBIT INDEX

                                                    Exhibit No.
                                                    -----------

The Company's response to Item 5 of Form 8-K, filed      1
June 30, 1997.